SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sonic Automotive, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.0% CONVERTIBLE SENIOR NOTES DUE 2029

(Title of Class of Securities)

83545GAQ5

(CUSIP Number of Class of Securities)

Stephen K. Coss, Esq.

Senior Vice President and General Counsel

4401 Colwick Road

Charlotte, North Carolina 28211

Telephone: (704) 566-2400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEES

Transaction Valuation (1)	Amount of Filing Fee (3)
$85,125,055 (2)	$9,760

(1)	Estimated solely for the purpose of calculating the Filing Fees pursuant to Rule 0-11 under the Securities Exchange Act of 1934.
(2)	Determined in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule TO, that all 5.0% Convertible Senior Notes due 2029 (the “Notes”) of Sonic Automotive, Inc. (the “Company”) outstanding as of June 25, 2012 will be purchased pursuant to the Exchange Offer at the maximum purchase price of $1,631 per $1,000 principal amount of Notes paid in cash and shares of our Class A common stock. As of June 25, 2012, there was $134,905,000 aggregate principal amount of Notes outstanding.
(3)	The amounts of the Filing Fees are calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Value by .0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $9,760	Filing Party: Sonic Automotive, Inc.
Form or Registration No.: Form S-4	Date Filed: June 25, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Sonic Automotive, Inc., a Delaware corporation (“Sonic” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (i) cash and (ii) shares of the Company’s Class A common stock, par value $0.01 per share (the “Common Stock”) for each $1,000 principal amount of the Company’s 5.0% Convertible Senior Notes due 2029 (the “Notes”) (the “Exchange Offer”). Participants who tender their Notes in the Exchange Offer will receive cash in lieu of fractional shares of Common Stock. Sonic is seeking to exchange all outstanding Notes in the Exchange Offer.

The Exchange Offer shall commence on June 25, 2012 and shall expire at 12:00 midnight, New York City time, at the end of July 27, 2012, unless the Exchange Offer is extended or earlier terminated by the Company.

The Exchange Offer is made upon the terms and subject to the conditions described in the Prospectus (the “Prospectus”), which forms a part of the registration statement on Form S-4 filed on the date hereof with the Securities and Exchange Commission (the “Registration Statement”), and in the related letter of transmittal. The Prospectus and the related letter of transmittal are incorporated by reference as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus in the sections entitled “Summary—Exchange Offer” and “Questions and Answers about the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Sonic Automotive, Inc. The address of the Company’s principal executive officers is 4401 Colwick Road, Charlotte, North Carolina 28211. The Company’s telephone number is (704) 566-2400.

(b) Securities. The subject classes of securities are the Company’s 5.0% Convertible Senior Notes due 2029. As of May 31, 2012, $134.9 million aggregate principal amount of the Notes was outstanding.

(c) Trading Market and Price. The Notes are not listed for trading on any securities market. We believe that the Notes are currently traded and that there is currently a high correlation between the trading prices for the Notes and the trading prices for the Common Stock. The Common Stock is listed on The New York Stock Exchange, or the NYSE, under the symbol “SAH.” The information set forth in the Prospectus in the sections entitled “Summary—Market Price and Trading” and “Market Prices of Notes and Class A Common Stock and Dividend Policy” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. Sonic Automotive, Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of Sonic. Mr. O. Bruton Smith and his immediate family members, including B. Scott Smith and David B. Smith, hold a controlling interest in Sonic’s outstanding capital stock.

Name	Position
O. Bruton Smith	Chairman and Chief Executive Officer
B. Scott Smith	President and Chief Strategic Officer, Director
David B. Smith	Executive Vice President, Director
William I. Belk	Director
William R. Brooks	Director
Victor H. Doolan	Director
Robert Heller	Director
Robert L. Rewey	Director
David C. Vorhoff	Director
David P. Cosper	Vice Chairman and Chief Financial Officer
Jeff Dyke	Executive Vice President of Operations

The business address and telephone number of each director and executive officer is: c/o Sonic Automotive, Inc., 4401 Colwick Road, Charlotte, North Carolina 28211. Each person’s telephone number is (704) 566-2400.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i)	The information set forth in the sections of the Prospectus entitled “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(ii)	The information set forth in the sections of the Prospectus entitled “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(iii)	The information set forth in the sections of the Prospectus entitled “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(iv)	Not applicable.

(v)	The information set forth in the sections of the Prospectus entitled “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(vi)	The information set forth in the sections of the Prospectus entitled “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(vii)	The information set forth in the sections of the Prospectus entitled “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(viii)	The information set forth in the sections of the Prospectus entitled “Summary,” “Questions and Answers About the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(ix)	Not applicable.

(x)	The information set forth in the sections of the Prospectus entitled “Summary,” “Questions and Answers About the Exchange Offer—What are the material differences between my rights as a holder of Notes and any rights as a holder of Class A common stock?,” “Questions and Answers About the Exchange Offer—What other rights will I lose if I exchange my Notes in the exchange offer?,” “Description of Common Stock” and “The Exchange Offer” is incorporated herein by reference.

(xi)	The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer—Are our financial condition and results of operations relevant to your decision to tender your Notes for exchange in the exchange offer?” and “The Exchange Offer—Accounting Treatment” is incorporated herein by reference.

(xii)	The information set forth in the section of the Prospectus entitled “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer—Are any notes held by our directors, officers or affiliates?” and “The Exchange Offer—Security Ownership” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The Notes were issued pursuant to a Senior Indenture, dated as of September 23, 2009, as supplemented by the First Supplemental Indenture, dated as of September 23, 2009, between the Company and U.S. Bank National Association, which are Exhibits (d)(ii)-(iii) hereto.

The Company has the following agreements relating to the Notes and its other outstanding debt securities.

1. Indenture dated as of September 23, 2009 (the “Base Indenture”) by and among Sonic Automotive, Inc, the guarantors named therein, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the September 25, 2009 Form 8-K).

2. First Supplemental Indenture dated as of September 23, 2009 to the Base Indenture (incorporated by reference to Exhibit 4.2 to the September 25, 2009 Form 8-K).

3. Form of 5.0% Convertible Senior Note due October 2029 (included in Exhibit 4.2 to the Current Report on Form 8-K filed September 25, 2009 (the “September 25, 2009 Form 8-K”)).

4. Registration Rights Agreement dated as of March 12, 2010 by and among Sonic Automotive, Inc. the guarantors set forth on the signature page thereto and Banc of America Securities LLC, as representative of the several initial purchasers named on Schedule A to the Purchase Agreement (incorporated by reference to Exhibit 4.1 to the March 15, 2010 Form 8-K).

5. Indenture dated as of March 12, 2010 by and among Sonic Automotive, Inc, as issuer, the guarantors named therein, and U.S. Bank National Association, as trustee, relating to the 9.0% Senior Subordinated Notes due 2018 (incorporated by reference to Exhibit 4.2 to Sonic’s Current Report on Form 8-K filed March 15, 2010 (the “March 15, 2010 Form 8-K”)).

6. Form of 9.0% Senior Subordinated Note due 2018 (incorporated by reference to Exhibit 4.2 to the March 15, 2010 Form 8-K).

A description of the material provisions of the foregoing agreements is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and the Current Reports on Form 8-K referenced above.

The Company has the following agreements relating to its capital stock.

1. Sonic Automotive, Inc. 2004 Stock Incentive Plan, Amended and Restated as of February 11, 2009 (incorporated by reference to Exhibit 4 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333-159674)).

2. Sonic Automotive, Inc. 1997 Stock Option Plan, Amended and Restated as of April 22, 2003 (incorporated by reference to Exhibit 10.10 to Sonic’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

3. Sonic Automotive, Inc. Employee Stock Purchase Plan, Amended and Restated as of May 8, 2002 (incorporated by reference to Exhibit 10.15 to Sonic’s Annual Report on Form 10-K for the year ended December 31, 2002 (the “2002 Annual Report”)).

4. Sonic Automotive, Inc. Nonqualified Employee Stock Purchase Plan, Amended and Restated as of October 23, 2002 (incorporated by reference to Exhibit 10.16 to the 2002 Annual Report).

5. Sonic Automotive, Inc. 2005 Formula Restricted Stock Plan for Non-Employee Directors, Amended and Restated as of May 11, 2009 (incorporated by reference to Exhibit 4 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333-159675)).

6. Sonic Automotive, Inc. 2004 Stock Incentive Plan Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.33 to Sonic’s Annual Report on Form 10-K for the year ended December 31, 2006).

7. Sonic Automotive, Inc. 2004 Stock Incentive Plan Form of Performance-Based Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.34 to Sonic’s Annual Report on Form 10-K for the year ended December 31, 2006).

8. Sonic Automotive, Inc. Incentive Compensation Plan, Amended and Restated as of December 4, 2008 (incorporated by reference to Appendix B to Sonic’s Definitive Proxy Statement on Schedule 14A filed April 9, 2009).

9. Sonic Automotive, Inc. 2004 Stock Incentive Plan, Amended and Restated as of February 11, 2009 (incorporated by reference to Exhibit 4 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333-159674)).

10. Amendment No. 1 to Sonic Automotive, Inc. Formula Stock Option Plan for Independent Directors (incorporated by reference to Exhibit 10.45 to Sonic’s Annual Report on Form 10-K for the year ended December 31, 2009).

11. Sonic Automotive, Inc. 2012 Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333-180814).

12. Sonic Automotive, Inc. 2012 Formula Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 4.5 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333-180815).

13.	Director Compensation.

A description of the material provisions of the foregoing agreements is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 12, 2012 (the “Proxy Statement”). Mr. O. Bruton and Mr. B. Scott Smith have pledged shares of our capital stock to secure loans. Mr. B. Scott Smith and Mr. Robert Heller hold shares of our capital stock in margin accounts. See the Proxy Statement for more information regarding these arrangements.

The information set forth in the Prospectus in the sections entitled “The Exchange Offer,” “The Exchange Offer—Dealer Managers,” “The Exchange Offer—Exchange Agent and Information Agent,” and in the related letter of transmittal is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Prospectus in the sections entitled “Summary—Purpose of the Exchange Offer,” “Questions and Answers About the Exchange Offer—Why are we making the exchange offer?” and “The Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Notes acquired pursuant to the Exchange Offer will be retired and cancelled by the Company.

(c) Plans.

(1) None.

(2) None.

(3) The information set forth in the Prospectus in the section entitled “Capitalization” is incorporated herein by reference.

(4) None.

(5) None.

(6) None.

(7) None.

(8) None.

(9) None.

(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The Company intends to pay the cash portion of the Offer Consideration (as defined in the Prospectus) due pursuant to the terms of the Exchange Offer and the fees and expenses (the “Fees and Expenses”) relating to the Exchange Offer, including the fees and expenses of the dealer managers, the exchange agent, the information agent, the financial printer, counsel, accountants and other professionals, with cash on hand and net proceeds from a private offering of new senior subordinated notes due 2022 (the “New Notes”) expected to be consummated prior to completion of the Exchange Offer. The Fees and Expenses are estimated to be approximately $995,000 assuming all of the Company’s outstanding Notes are validly tendered. The information set forth in the Prospectus in the section entitled “Summary—The Exchange Offer,” “Questions and Answers About the Exchange Offer,” “Capitalization” and “The Exchange Offer” is incorporated herein by reference.

(b) Conditions. The information set forth in the Prospectus in the section entitled “The Exchange Offer—Conditions of the Exchange Offer” is incorporated herein by reference.

(d) Borrowed Funds. The Company intends to pay some or all of the cash portion of the Offer Consideration (as defined in the Prospectus) due pursuant to the terms of the Exchange Offer with net proceeds from the New Notes expected to be issued prior to completion of the Exchange Offer.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. None.

(b) Securities Transactions. The information set forth in the Prospectus in the section entitled “Market Prices of Notes and Class A Common Stock and Dividend Policy” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Prospectus in the sections entitled “The Exchange Offer—Dealer Managers,” “The Exchange Offer—Exchange Agent and Information Agent” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer managers, the information agent or the exchange agent is making any recommendation as to whether holders of Notes should tender Notes for exchange in the Exchange Offer.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in, or incorporated by reference into, the Prospectus in the sections entitled “Capitalization” and “Ratio of Earnings to Fixed Charges” is incorporated herein by reference. The information, including the financial statements, set forth under (i) Item 8, Financial Statements and Supplementary Data and Item 15, Exhibits and Financial Statement Schedules in Sonic’s Annual Report on Form 10-K for the year ended December 31, 2012 and our Current Report on Form 8-K furnished to the Securities Exchange Commission on June 25, 2012, and (ii) Part I, Item 1, Financial Statements in Sonic’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, are, in each case, incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information. The information set forth in the Prospectus in the sections entitled “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

The following are attached as exhibits to this Schedule TO:

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated June 25, 2012 (incorporated herein by reference to the Registration Statement on Form S-4 filed on June 25, 2012).

(a)(1)(ii)	Form of Letter of Transmittal for Exchange Offer (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on June 25, 2012).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus, dated June 25, 2012 (incorporated herein by reference to the Registration Statement on Form S-4 filed on June 25, 2012).

(a)(5)	Press Release, dated June 25, 2012 (filed on Form 8-K on June 25, 2012 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a)(6)	Press Release, dated June 25, 2012 (filed on Form 8-K on June 25, 2012 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	None.

(d)(i)	Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-4 filed on June 25, 2012).

(d)(ii)	Indenture dated September 23, 2009 between the Company and the U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 of the Company’s Form 8-K filed on September 25, 2009).

(d)(iii)	First Supplemental Indenture dated September 23, 2009 between the Company and the U.S. Bank National Association (incorporated herein by reference to Exhibit 4.2 of the Company’s Form 8-K filed on September 25, 2009).

(d)(iv)	Form of 5.0% Convertible Senior Note due October 2029 (included in Exhibit 4.2 to the Current Report on Form 8-K filed September 25, 2009 (the “September 25, 2009 Form 8-K”)).

(d)(v)	Indenture dated as of September 23, 2009 (the “Base Indenture”) by and among Sonic Automotive, Inc, the guarantors named therein, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the September 25, 2009 Form 8-K).

(d)(vi)	First Supplemental Indenture dated as of September 23, 2009 to the Base Indenture (incorporated by reference to Exhibit 4.2 to the September 25, 2009 Form 8-K).

(d)(vii)	Registration Rights Agreement dated as of March 12, 2010 by and among Sonic Automotive, Inc. the guarantors set forth on the signature page thereto and Banc of America Securities LLC, as representative of the several initial purchasers named on Schedule A to the Purchase Agreement (incorporated by reference to Exhibit 4.1 to the March 15, 2010 Form 8-K).

(d)(viii)	Indenture dated as of March 12, 2010 by and among Sonic Automotive, Inc, as issuer, the guarantors named therein, and U.S. Bank National Association, as trustee, relating to the 9.0% Senior Subordinated Notes due 2018 (incorporated by reference to Exhibit 4.2 to Sonic’s Current Report on Form 8-K filed March 15, 2010 (the “March 15, 2010 Form 8-K”)).

(d)(ix)	Form of 9.0% Senior Subordinated Note due 2018 (incorporated by reference to Exhibit 4.2 to the March 15, 2010 Form 8-K).

(d)(x)	Sonic Automotive, Inc. 2004 Stock Incentive Plan, Amended and Restated as of February 11, 2009 (incorporated by reference to Exhibit 4 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333-159674)).

(d)(xi)	Sonic Automotive, Inc. 1997 Stock Option Plan, Amended and Restated as of April 22, 2003 (incorporated by reference to Exhibit 10.10 to Sonic’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

(d)(xii)	Sonic Automotive, Inc. Employee Stock Purchase Plan, Amended and Restated as of May 8, 2002 (incorporated by reference to Exhibit 10.15 to Sonic’s Annual Report on Form 10-K for the year ended December 31, 2002 (the “2002 Annual Report”)).

(d)(xiii)	Sonic Automotive, Inc. Nonqualified Employee Stock Purchase Plan, Amended and Restated as of October 23, 2002 (incorporated by reference to Exhibit 10.16 to the 2002 Annual Report).

(d)(xiv)	Sonic Automotive, Inc. 2005 Formula Restricted Stock Plan for Non-Employee Directors, Amended and Restated as of May 11, 2009 (incorporated by reference to Exhibit 4 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333- 159675)).

(d)(xv)	Sonic Automotive, Inc. 2004 Stock Incentive Plan Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.33 to Sonic’s Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(xvi)	Sonic Automotive, Inc. 2004 Stock Incentive Plan Form of Performance-Based Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.34 to Sonic’s Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(xvii)	Sonic Automotive, Inc. Incentive Compensation Plan, Amended and Restated as of December 4, 2008 (incorporated by reference to Appendix B to Sonic’s Definitive Proxy Statement on Schedule 14A filed April 9, 2009).

(d)(xviii)	Sonic Automotive, Inc. 2004 Stock Incentive Plan, Amended and Restated as of February 11, 2009 (incorporated by reference to Exhibit 4 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333-159674)).

(d)(xix)	Amendment No. 1 to Sonic Automotive, Inc. Formula Stock Option Plan for Independent Directors (incorporated by reference to Exhibit 10.45 to Sonic’s Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(xx)	Sonic Automotive, Inc. 2012 Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333- 180814).

(d)(xxi)	Sonic Automotive, Inc. 2012 Formula Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 4.5 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333-180815).

(d)(xxii)	Director Compensation (incorporated by reference to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 12, 2012).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONIC AUTOMOTIVE, INC.

By:	/s/ Stephen K. Coss
Name: Stephen K. Coss
Title: Senior Vice President and General Counsel

Date: June 25, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated June 25, 2012 (incorporated herein by reference to the Registration Statement on Form S-4 filed on June 25, 2012).

(a)(1)(ii)	Form of Letter of Transmittal for Exchange Offer (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on June 25, 2012).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus, dated June 25, 2012 (incorporated herein by reference to the Registration Statement on Form S-4 filed on June 25, 2012).

(a)(5)	Press Release, dated June 25, 2012 (filed on Form 8-K on June 25, 2012 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a)(6)	Press Release, dated June 25, 2012 (filed on Form 8-K on June 25, 2012 and deemed filed pursuant to Rule 13-e4(c) under the Securities Exchange Act of 1934).

(b)	None.

(d)(i)	Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-4 filed on June 25, 2012).

(d)(ii)	Indenture dated September 23, 2009 between the Company and the U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 of the Company’s Form 8-K filed on September 25, 2009).

(d)(iii)	First Supplemental Indenture dated September 23, 2009 between the Company and the U.S. Bank National Association (incorporated herein by reference to Exhibit 4.2 of the Company’s Form 8-K filed on September 25, 2009).

(d)(iv)	Form of 5.0% Convertible Senior Note due October 2029 (included in Exhibit 4.2 to the Current Report on Form 8-K filed September 25, 2009 (the “September 25, 2009 Form 8-K”)).

(d)(v)	Indenture dated as of September 23, 2009 (the “Base Indenture”) by and among Sonic Automotive, Inc, the guarantors named therein, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the September 25, 2009 Form 8-K).

(d)(vi)	First Supplemental Indenture dated as of September 23, 2009 to the Base Indenture (incorporated by reference to Exhibit 4.2 to the September 25, 2009 Form 8-K).

(d)(vii)	Registration Rights Agreement dated as of March 12, 2010 by and among Sonic Automotive, Inc. the guarantors set forth on the signature page thereto and Banc of America Securities LLC, as representative of the several initial purchasers named on Schedule A to the Purchase Agreement (incorporated by reference to Exhibit 4.1 to the March 15, 2010 Form 8-K).

(d)(viii)	Indenture dated as of March 12, 2010 by and among Sonic Automotive, Inc, as issuer, the guarantors named therein, and U.S. Bank National Association, as trustee, relating to the 9.0% Senior Subordinated Notes due 2018 (incorporated by reference to Exhibit 4.2 to Sonic’s Current Report on Form 8-K filed March 15, 2010 (the “March 15, 2010 Form 8-K”)).

(d)(ix)	Form of 9.0% Senior Subordinated Note due 2018 (incorporated by reference to Exhibit 4.2 to the March 15, 2010 Form 8-K).

(d)(x)	Sonic Automotive, Inc. 2004 Stock Incentive Plan, Amended and Restated as of February 11, 2009 (incorporated by reference to Exhibit 4 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333-159674)).

(d)(xi)	Sonic Automotive, Inc. 1997 Stock Option Plan, Amended and Restated as of April 22, 2003 (incorporated by reference to Exhibit 10.10 to Sonic’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

(d)(xii)	Sonic Automotive, Inc. Employee Stock Purchase Plan, Amended and Restated as of May 8, 2002 (incorporated by reference to Exhibit 10.15 to Sonic’s Annual Report on Form 10-K for the year ended December 31, 2002 (the “2002 Annual Report”)).

(d)(xiii)	Sonic Automotive, Inc. Nonqualified Employee Stock Purchase Plan, Amended and Restated as of October 23, 2002 (incorporated by reference to Exhibit 10.16 to the 2002 Annual Report).

(d)(xiv)	Sonic Automotive, Inc. 2005 Formula Restricted Stock Plan for Non-Employee Directors, Amended and Restated as of May 11, 2009 (incorporated by reference to Exhibit 4 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333- 159675)).

(d)(xv)	Sonic Automotive, Inc. 2004 Stock Incentive Plan Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.33 to Sonic’s Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(xvi)	Sonic Automotive, Inc. 2004 Stock Incentive Plan Form of Performance-Based Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.34 to Sonic’s Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(xvii)	Sonic Automotive, Inc. Incentive Compensation Plan, Amended and Restated as of December 4, 2008 (incorporated by reference to Appendix B to Sonic’s Definitive Proxy Statement on Schedule 14A filed April 9, 2009).

(d)(xviii)	Sonic Automotive, Inc. 2004 Stock Incentive Plan, Amended and Restated as of February 11, 2009 (incorporated by reference to Exhibit 4 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333-159674)).

(d)(xix)	Amendment No. 1 to Sonic Automotive, Inc. Formula Stock Option Plan for Independent Directors (incorporated by reference to Exhibit 10.45 to Sonic’s Annual Report on Form 10-K for the year ended December 31, 2009).

(d)(xx)	Sonic Automotive, Inc. 2012 Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333- 180814).

(d)(xxi)	Sonic Automotive, Inc. 2012 Formula Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 4.5 to Sonic’s Registration Statement on Form S-8 (Reg. No. 333-180815).

(d)(xxii)	Director Compensation (incorporated by reference to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 12, 2012).

(g)	None.

(h)	None.